================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
            SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                    For the plan year ended December 31, 1996
                                       or


             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to _________


                             Commission File Number:


      Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                  Sola Optical
                               401(k) Savings Plan
                                 1500 Cader Lane
                               Petaluma, CA 94954

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Sola International Inc.
                          2420 Sand Hill Road, Ste. 200
                              Menlo Park, CA 94025


================================================================================

                        Sola Optical 401(k) Savings Plan

                              Financial Statements


                     Years ended December 31, 1996 and 1995




                                    Contents

Report of Independent Auditors................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................4
Statements of Changes in Net Assets Available for Benefits....................5
Notes to Financial Statements.................................................6

Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment purposes.................13
Item 27(d) - Schedule of Reportable Transactions.............................14
Signatures...................................................................15
Exhibit 23 - Consent of Independent Auditors.................................16

                Report of Ernst & Young LLP, Independent Auditors

The Administrative Committee
Sola Optical 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sola Optical 401(k) Savings Plan (formerly Sola Optical USA 401(k) Savings
Plan) (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            /s/ERNST & YOUNG LLP

Palo Alto, California
June 11, 1997

                        Sola Optical 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                      1996              1995
                                                     ---------------------------
Assets
Investments, at fair value:
    Mutual funds                                     $20,785,432     $12,098,666
    Sola International Inc. common stock                 285,820            --
    Participant loans                                  1,675,120         889,790
    Money market fund                                     33,482         252,834
                                                     -----------     -----------
                                                      22,779,854      13,241,290
Investments, at contract value:
    Guaranteed investment contracts                    3,953,859       5,516,282
                                                     -----------     -----------
                                                      26,733,713      18,757,572

Interest receivable                                         --            31,555
Employer contributions receivable                        456,602         328,935
Participant contributions receivable                      57,746           2,859
                                                     -----------     -----------
Net assets available for benefits                    $27,248,061     $19,120,921
                                                     ===========     ===========

See accompanying notes.

                        Sola Optical 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                        Year ended December 31
                                                          1996         1995
                                                      -------------------------
Additions
Contributions:
    Employer                                          $   948,533    $   768,784
    Participant                                         2,648,468      2,186,646
    Participant rollovers                               2,449,657           --
                                                      -----------    -----------
                                                        6,046,658      2,955,430

Investment income:
    Interest                                              372,207        438,128
    Dividends                                           1,304,373        664,907
    Net realized and unrealized appreciation
       in fair value of investments                     2,169,541      1,961,328
                                                      -----------    -----------
                                                        3,846,121      3,064,363
                                                      -----------    -----------
Total additions                                         9,892,779      6,019,793

Deductions
Benefits paid to participants                           1,747,819      1,252,789
Investment management fee                                  17,820          2,400
                                                      -----------    -----------
Total deductions                                        1,765,639      1,255,189
                                                      -----------    -----------
Net increase in net assets                              8,127,140      4,764,604

Net assets available for plan benefits at
    beginning of year                                  19,120,921     14,356,317
                                                      -----------    -----------
Net assets available for plan benefits at
    end of year                                       $27,248,061    $19,120,921
                                                      ===========    ===========

See accompanying notes.

                                  Sola Optical
                               401(k) Savings Plan

                          Notes to Financial Statements


1. Summary of Significant Accounting Policies

Description of Accounting

The financial statements of the Sola Optical 401(k) Savings Plan (formerly Sola Optical USA 401(k) Savings Plan) (the "Plan") are prepared on the accrual basis in conformity with generally accepted accounting principles.

Valuation of Investments

The assets of the Plan are stated at fair value, except for its investment contracts which are valued at contract values as reported by the insurance company. Investments in Sola International Inc. common stock are valued based on quoted market pricing on the last business day of the year. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The Plan adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 94-4 in 1995. SOP No. 94-4 requires the Plan to report its benefit responsive guaranteed investment contracts at contract value. The adoption of SOP No. 94-4 did not have a material effect on the Plan's financial statements. At December 31, 1996 and 1995, contract value approximates fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates on these contracts were between 5.7% and 7.4% for 1996 and 1995. Crediting interest rates are applied to investment balances daily. The net effective interest rates on the daily balances are guaranteed to equal the stated annual rate of 5.7% through 7.4%.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment purchases and sales are recorded upon settlement of the transaction.

Administrative Expenses

Administrative expenses of the Plan (including trustee's fees), other than the investment management fee, are paid directly by the Plan's administrator, Sola Optical, USA (the "Company"), and are not reflected in the accounts of the Plan.

                                  Sola Optical
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)



1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. Description of the Plan and Funding Policy

The following description of Sola Optical 410(k) Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a defined contribution plan which provides eligible employees long-term savings programs to supplement Company or government retirement benefits. The Plan covers all full-time and regular part-time employees who are not members of a collective bargaining agreement. Effective July 1, 1996, all eligible participants of the former American Optical Corporation's 401 (k) Plan became participants of the Plan. Employees are eligible to participate in the Plan beginning on the first day of the calendar quarter following the completion of one year of employment in which 1,000 hours of service have been completed with the Company. Participants are fully vested in their Plan accounts at all times.

Participating employees may select a contribution amount between 1% and 16% of their compensation up to $9,500 for 1996 and $9,240 for 1995. Contributions are subject to certain discrimination tests imposed by the Internal Revenue Service for highly compensated employees.

The Company's Board of Directors determines the Company's matching contribution to the Plan. The Company's matching contribution will be allocated to the account of each participant who is still employed on the allocation date, has retired at age 65 or later, has died or became disabled during the period ended on the allocation date. Only those eligible participants who have made before-tax contributions during the preceding six months and who meet these requirements will receive matching contributions. The Company's matching contribution was 50% of employee before-tax contributions, up to a maximum of 50% of the first 6% of before-tax compensation contributed by participants. Participants are fully vested in the matching contributions on the allocation date.

                                  Sola Optical
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)

2. Description of the Plan and Funding Policy (continued)

Participating employees may apply to the Plan for loans, collateralized by the participant's account, in an amount not exceeding the lesser of 50% of the present value of the participant's account balance or an amount which may be amortized by scheduled payments of principal and interest, each of which are not greater than 10% of the participant's gross monthly salary, up to $50,000. The loan term may be for a period of one to five years with the exception of residential loans, which may be up to 10 years. Principal payments are due at each pay period, with interest at rates which approximate market as periodically determined by the Plan's administrative committee.

All employees terminating, or qualifying under certain "hardship" rules as prescribed by the Internal Revenue Service, may elect to receive lump sum distributions from the Plan. Employees attaining age 70 1/2 are required to commence receiving distributions by April 1 of the following calendar year.

The Company anticipates that the Plan will continue indefinitely but assumes no contractual liability as to its continuance. In the event that the Plan is terminated, each participant is fully vested in his account.

The Plan is administered by the Company. In mid-January 1996, the Plan's record keeper changed from Watson Wyatt to American Century Investments. At the same time, the Plan's trustee changed from State Street Bank and Trust Company to the Chase Manhattan Bank. The Company determines questions of eligibility for participation, interprets the plan provisions, communicates with participants and their beneficiaries, and is otherwise generally responsible for plan operations.

                                  Sola Optical
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


2. Description of the Plan and Funding Policy (continued)

In January 1996,  the Plan  eliminated  its  investment  options in the Fidelity
Magellan Fund,  Financial  Industrial  Income Fund and Vanguard Asset Allocation
Fund and transferred these balances into new investment funds. Effective January
1996, participants may choose to invest up to 25% of their account balance in Sola International Inc. common stock and their remaining account balance in the following investment instruments via the funds described below:

             Fund Description                                     Type of Investment Instrument
             ----------------                                     -----------------------------

Twentieth Century Ultra Investors Fund                    Securities of mid-sized and larger companies

American Century Equity Growth Fund                       Common stocks

Barclays Global Investors Equity Index Fund               Common stocks

First Stable Value Fund                                   Investment contracts with insurance companies, banks,
                                                          and other financial institutions

Prior to June 30, 1995, participants were permitted to invest in a guaranteed investment contract. Effective July 1, 1995, contributions to these contracts were discontinued.

In addition, contributions are temporarily invested in a short-term investment fund in order to earn interest until such time as they are invested in the funds noted above.


3. Tax Status of the Plan

The Plan obtained its latest determination letter on March 18, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                        Sola Optical 401(k) Savings Plan

4. Statement of Changes in Net Assets Available for Benefits by Investment Fund

The following  schedules detail the changes in net assets available for benefits for the years  ended  December  31,  1996 and 1995 by  investment  program.  The
Short-Term  Investment  Fund  is  maintained  for  cash  balances  held  pending
investment  or  disbursement  to  participants.   Contributions  receivable  and
interest  receivable are not allocated by investment fund until such amounts are received.

                                    Prior           Sola
                                  Investment  International Inc.  Barclays        Ultra         Equity
                                   Manager         Common        Equity Index    Investors      Growth
                                   Funds 1          Stock           Fund           Fund          Fund
                                 ------------    ------------   ------------   ------------   ------------
Net assets available at
    December 31, 1995            $ 11,255,779    $       --     $       --     $       --     $       --

Additions
Contributions:
    Employer                             --              --           74,057        231,961         89,811
    Participant                          --              --          408,023      1,164,650        474,917
    Rollover                             --              --          302,156        641,365        408,988
                                 ------------    ------------   ------------   ------------   ------------
Total contributions                      --              --          784,236      2,037,976        973,716

Investment income:
    Interest                             --              --             --             --             --
    Dividends                            --              --               57        575,387        576,705
    Net realized and
       unrealized appreciation
       in fair value of
       investments                     61,087          47,655        649,918      1,028,577        382,016
                                 ------------    ------------   ------------   ------------   ------------
                                       61,087          47,655        649,975      1,603,964        958,721
                                 ------------    ------------   ------------   ------------   ------------
Total additions                        61,087          47,655      1,434,211      3,641,940      1,932,437

Deductions
Benefits paid to participants            --              --          126,894        432,325        127,813
Other expenses                           --              --            2,303          7,694          2,659
                                 ------------    ------------   ------------   ------------   ------------
Total deductions                         --              --          129,197        440,019        130,472
Transfers                         (11,316,866)        238,165      2,578,863      7,023,793      3,240,467
                                 ------------    ------------   ------------   ------------   ------------
Net increase (decrease)           (11,255,779)        285,820      3,883,877     10,225,714      5,042,432
                                 ------------    ------------   ------------   ------------   ------------
Net assets available at
    December 31, 1996            $       --      $    285,820   $  3,883,877   $ 10,225,714   $  5,042,432
                                 ============    ============   ============   ============   ============


                                     First                                        Short-Term
                                    Stable         Guaranteed                     Investment
                                     Value         Investment     Participant      Fund and
                                     Fund           Contracts       Loans         Receivables        Total
                                   ------------    ------------   ------------    ------------   ------------
Net assets available at
    December 31, 1995             $    842,887    $  5,516,282    $    889,790   $    616,183    $ 19,120,921

Additions
Contributions:
    Employer                            96,102            --              --          456,602         948,533
    Participant                        543,132            --              --           57,746       2,648,468
    Rollover                         1,097,148            --              --             --         2,449,657
                                   ------------    ------------   ------------    ------------   ------------
Total contributions                  1,736,382            --              --          514,348       6,046,658

Investment income:
    Interest                              --           250,469          95,709         26,029         372,207
    Dividends                          152,224            --              --             --         1,304,373
    Net realized and
       unrealized appreciation
       in fair value of
       investments                         288            --              --             --         2,169,541
                                  ------------    ------------   ------------    ------------   ------------
                                       152,512         250,469          95,709         26,029       3,846,121
                                  ------------    ------------   ------------    ------------   ------------
Total additions                      1,888,894         250,469          95,709        540,377       9,892,779

Deductions
Benefits paid to participants          125,341         863,025          72,421           --         1,747,819
Other expenses                           5,164            --              --             --            17,820
                                  ------------    ------------   ------------    ------------   ------------
Total deductions                       130,505         863,025          72,421           --         1,765,639
Transfers                             (967,867)       (949,867)        762,042       (608,730)           --
                                  ------------    ------------   ------------    ------------   ------------
Net increase (decrease)                790,522      (1,562,423)        785,330        (68,353)      8,127,140
                                  ------------    ------------   ------------    ------------   ------------
Net assets available at
    December 31, 1996             $  1,633,409    $  3,953,859    $  1,675,120   $    547,830    $ 27,248,061
                                  ============    ============    ============   ============    ============

----------

1 - Includes the Fidelity Magellan Fund, Financial Industrial Income Fund and Vanguard Asset Allocation Fund which were transferred to new investment funds in January 1996 (Note 2).

10

                        Sola Optical 401(k) Savings Plan


4. Statement of Changes in Net Assets Available for Benefits by Investment Fund (continued)

                                                                           Vanguard                  Guaranteed
                                             Fidelity      Financial         Asset       First       Investment
                                             Magellan      Industrial      Allocation    Stable       Contracts
                                               Fund       Income Fund        Fund        Value          Fund
                                            -----------   -----------    -----------   -----------   -----------
Net assets available at December 31, 1994   $ 3,452,184   $ 1,756,315    $ 1,997,208   $      --     $ 5,881,915

Additions
Contributions:
    Employer                                    230,399       109,313        138,428        62,374       262,659
    Participant                                 656,605       286,416        407,148       160,428       675,572
                                            -----------   -----------    -----------   -----------   -----------
Total contributions                             887,004       395,729        545,576       222,802       938,231

Investment income:
    Interest                                       --            --             --            --         371,877
    Dividends                                   320,157       107,732        236,624            22           372
    Net realized and unrealized
       depreciation in fair value of
       investments                            1,021,195       350,875        560,510        28,270          --
                                            -----------   -----------    -----------   -----------   -----------
                                              1,341,352       458,607        797,134        28,292       372,249
                                            -----------   -----------    -----------   -----------   -----------
Total additions                               2,228,356       854,336      1,342,710       251,094     1,310,480

Deductions
Benefits paid to participants                   292,096        94,066        185,996          --         617,887
Other expenses                                     --            --             --            --           2,400
                                            -----------   -----------    -----------   -----------   -----------
Total deductions                                292,096        94,066        185,996          --         620,287
Transfers                                       162,297      (267,188)       301,719       591,793    (1,055,826)
                                            -----------   -----------    -----------   -----------   -----------
Net increase (decrease)                       2,098,557       493,082      1,458,433       842,887      (365,633)
                                            -----------   -----------    -----------   -----------   -----------
Net assets available at December 31, 1995   $ 5,550,741   $ 2,249,397    $ 3,455,641   $   842,887   $ 5,516,282
                                            ===========   ===========    ===========   ===========   ===========

                                                            Short-Term
                                                            Investment
                                              Participant    Fund and
                                                 Loans      Receivables       Total
                                              -----------   -----------    -----------
Net assets available at December 31, 1994     $   698,550   $   570,145    $14,356,317

Additions
Contributions:
    Employer                                         --         (34,389)       768,784
    Participant                                      --             477      2,186,646
                                              -----------   -----------    -----------
Total contributions                                  --         (33,912)     2,955,430

Investment income:
    Interest                                       38,196        28,055        438,128
    Dividends                                        --            --          664,907
    Net realized and unrealized
       depreciation in fair value of
       investments                                   --             478      1,961,328
                                              -----------   -----------    -----------
                                                   38,196        28,533      3,064,363
                                              -----------   -----------    -----------
Total additions                                    38,196        (5,379)     6,019,793

Deductions
Benefits paid to participants                      58,745         3,999      1,252,789
Other expenses                                       --            --            2,400
                                              -----------   -----------    -----------
Total deductions                                   58,745         3,999      1,255,189
Transfers                                         211,789        55,416           --
                                              -----------   -----------    -----------
Net increase (decrease)                           191,240        46,038      4,764,604
                                              -----------   -----------    -----------
Net assets available at December 31, 1995     $   889,790   $   616,183    $19,120,921
                                              ===========   ===========    ===========

11

                        Sola Optical 401(k) Savings Plan

5. Investments at Fair Value That Represent Over 5% of Net Assets

The trustee of the Plan has custody of the Plan's investment assets and executes investment transactions. The following investment balances at fair value represent individual investments in excess of 5% of net assets available for plan benefits.

                                                         December 31
                                                     1996           1995
                                                  --------------------------
Mutual Funds
    Twentieth Century Ultra Investors Fund        $10,225,714   $      --
    American Century Equity Growth Fund             5,042,432          --
    Barclays Global Investors Equity Index Fund     3,883,877          --
    First Stable Value Fund                         1,633,409          --
    Fidelity Magellan Fund                               --       5,550,741
    Financial Industrial Income Fund                     --       2,249,397
    Vanguard Asset Allocation Fund                       --       3,455,641

Guaranteed Investment Contracts
    John Hancock Mutual Life Insurance Company      1,462,631     1,695,349
    Hartford Life Insurance Company                 1,619,671     1,854,739
    Massachusetts Mutual Life Insurance Company          --         922,054


6. Subsequent Event

Effective January 1, 1997, the assets of the Neolens 401(k) Plan merged in to the Sola Optical 401(k) Savings Plan.


                        Sola Optical 401(k) Savings Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996
                                                    Description                                          Fair
    Identity of Issue                                of Asset                 Shares        Cost         Value
  ----------------------                        -------------------           --------   -----------   ----------

First Trust - Federated Prime                      Money Market
    Obligations Fund                               Fund                         33,482   $    33,482   $    33,482
First Stable Value Fund                            Mutual Fund                  92,071     1,633,409     1,633,409
Barclays Global Investors
    Equity Index Fund                              Mutual Fund                    --       3,274,008     3,883,877
Twentieth Century Ultra
    Investors Fund                                 Mutual Fund                 360,694     9,306,644    10,225,714
American Century Equity
    Growth Fund                                    Mutual Fund                 315,940     4,709,894     5,042,432
Sola International Inc.                            Common Stock                  7,495       238,165       285,820
Hartford Life Insurance
    Company -
    GIC - maturity date                            Guaranteed Investment
    July 1, 1999                                   Contract                  1,619,671     1,619,671     1,619,671
Massachusetts Mutual Life
    Insurance Company -
    GIC -
    maturity date                                  Guaranteed Investment
    June 30, 1998                                  Contract                    871,557       871,557       871,557
John Hancock Mutual
    Life Insurance
    Company - GIC -
    maturity date                                  Guaranteed Investment
    June 30, 1998                                  Contract                  1,462,631     1,462,631     1,462,631
* Participant loans                                (6% to 10%) maturing
                                                   from January 1997
                                                   through November 2006                                 1,675,120
                                                                                                       -----------
Total investments                                                                                      $26,733,713
                                                                                                       ===========

*        Indicates party-in-interest.

                                                                              13

Item 27(d) - See separate file "Reptno"



                        Sola Optical 401(k) Savings Plan

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                  Current Value
                                                                                                   of Asset on       Net
        Identity                     Description of         Purchase      Selling      Cost of     Transaction     Realized
    of Party Involved                  Security              Price         Price        Asset         Date        Gain (Loss)
 ------------------------       -----------------------   ------------  ------------  ----------   ------------   ------------
Category (i) - an individual transaction in excess of 5% of plan assets

State Street Bank and Trust
Company                         Fidelity Magellan Fund    $      --     $ 5,561,716   $ 5,550,741   $ 5,561,716   $    10,975
State Street Bank and
Trust Company                   Financial Industrial
                                Income Fund                      --       2,267,081     2,249,397     2,267,081        17,684
State Street Bank and
Trust Company                   Vanguard Asset
                                Allocation Fund                  --       3,488,069     3,455,641     3,488,069        32,428

Category (iii) - a series of transactions in excess of 5% of plan assets

State Street Bank and
Trust Company                   Fidelity Magellan Fund    $      --     $ 5,561,716   $ 5,550,741   $ 5,561,716   $    10,975
State Street Bank and
Trust Company                   Financial Industrial
                                Income Fund                      --       2,267,081     2,249,397     2,267,081        17,684
State Street Bank and
Trust Company                   Vanguard Asset
                                Allocation Fund                  --       3,488,069     3,455,641     3,488,069        32,428
Primco                          First Stable Value Fund          --      11,885,065    11,885,065    11,885,065          --
Primco                          First Stable Value Fund    12,675,299          --      12,675,299    12,675,299          --
Twentieth Century
Investments                     Ultra Investors Fund       18,666,468          --      18,666,468    18,666,468          --
Twentieth Century
Investments                     Ultra Investors Fund             --       9,469,331     9,359,824     9,469,331       109,507
Benham Management
International                   Equity Growth Fund          8,161,342          --       8,161,342     8,161,342          --
Benham Management
International                   Equity Growth Fund               --       3,500,926     3,451,448     3,500,926        49,478
Barclays PLC Investors          Equity Index Fund           6,112,613          --       6,112,613     6,112,613          --
Barclays PLC Investors          Equity Index Fund                --       2,878,654     2,838,605     2,878,654        40,049

Note 1: There were no category (ii) or (iv) reportable transactions during 1996

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sola Optical 401(k) Savings Plan
By: Sola Optical 401(k) Savings Plan Administrative Committee

/s/ Stephen J. Lee
------------------
Stephen J. Lee                                             Dated:  June 30, 1997
Vice President, Human Resources